

November 5, 2013

Via E-Mail
Pete A. Meyers
Chief Financial Officer
TetraLogic Pharmaceuticals Corporation
343 Phoenixville Pike
Malvern, PA 19355

>   **Re: TetraLogic Pharmaceuticals Corporation**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed October 31, 2013**
>   **File No. 333-191811**

Dear Mr. Meyers:

      We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1
Our Strategy, page 6

1. We note your response to our prior Comment 10. Please revise your disclosure to provide additional description of the end of Phase 2 meeting with the FDA. In particular, please indicate the principal purpose and objectives of such a meeting.

Capitalization, page 53

2. Please revise your disclosure to clarify if the pro forma includes the conversion of the convertible notes and warrants issued in October 2013 into shares of common stock, as page 53 discloses they are included and page 54 notes they are excluded.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
59
Critical Accounting Policies and Significant Judgments and Estimates, page 61
Stock-Based Compensation, page 61

3. We acknowledge your responses to our prior Comments 16, 17 and 18. We will continue
    to defer our evaluation of stock compensation until an IPO price has been set. At that
    time, please address the following:
    - Once you can reasonably estimate the IPO price, provide quantitative and qualitative
      disclosures explaining the difference between the estimated offering price and the fair
      value of each equity issuance;
    - Disclose the intrinsic value of outstanding vested and unvested options as of the most
      recent practicable date based on the estimated offering price; and
    - Continue to update your disclosure for all equity related transactions, including any
      options, warrants, or convertible note or preferred stock issuances, through the
      effective date of the registration statement.

Business, page 77
Clinical Programs, page 83

4. We note your response to our prior Comment 22. Please revise your disclosure at page
    88 with respect to the safety data for clinical trials of birinapant for CRC to provide the
    following information:
    - Of the adverse events listed, please identify which were related to birinapant;
    - Identify the severity of the adverse events experienced; and
    - Identify the number of patients that experienced each adverse event.

    Please revise your disclosure at page 91 with respect to the safety data for clinical trials
    of birinapant for MDS to identify the number of patients that experienced each adverse
    event.

    For purposes of clear presentation, it may be helpful to provide the requested information
    in tabular form.

5. Please include a common definition for each treatment-related adverse event (e.g.,
    alopecia, arthralgia, asthenia, dyspnea, hypoalbuminaemia, hypokalaemia,
    hyponatraemia, hypotension, neutropenia, peripheral edema, peripheral motor
    neuropathy, dysgeusia, pyrexia, stomatitis, thrombocytopenia, leukopenia, aspartate
    aminotransferase).

6. We note your response to our prior Comment 29. Please revise your disclosure on page
    93 to define the term "epithelial ovarian cancer" to provide a reasonable investor with an
    understanding of the term.

Notes to Financial Statements September 30, 2013, page F-37
11. Subsequent Events, page F-54

7. Please revise your disclosure to provide the terms of the convertible promissory notes and warrants in connection with the October 2013 issuance, including conversion and the exercise price.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Wuenschell at (202) 551-3705 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Brian Korn
        Attorney at Law
        Pepper Hamilton LLP
        The New York Times Building
        620 Eighth Avenue
        New York, New York 10018